January 31, 2022	TSX.V - GIGA

Giga Completes Land Swap with Copper Fox Metals

(Vancouver) - Mark Jarvis, CEO of Giga Metals Corp. (TSX.V - GIGA, OTCQX - HNCKF) announced today that a tenure swap has been completed with Copper Fox Metals, which has land on the western border of Giga's Turnagain project in northern B.C.  A total of 1,910.28 hectares in a strip along the northwest of the Turnagain claims was traded to Copper Fox in exchange for 2,153.44 hectares towards the southwest portion of the Turnagain claims.  (See map below).

"We are very happy to successfully complete this trade," said Mr. Jarvis.  "The tenure we acquired covers ground that impinges on our most probable Tailings Management Facility location and also covers our second most likely mill site.  The tenure swapped to Copper Fox is not proximal to our deposit and proposed infrastructure and, to the best of our knowledge, has no mineralization of interest."

About Giga Metals

Giga Metals Corporation is focused on metals critical to modern batteries, especially those used in Electric Vehicles and Energy Storage. The Company's core asset is the Turnagain Project, located in northern British Columbia, one of the significant undeveloped sulphide nickel and cobalt resources in the world. Giga is also exploring for sediment hosted copper deposits in Brazil.

On behalf of the Board of Directors,

"Mark Jarvis"

MARK JARVIS, Chairman
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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